BERKSHIRE HATHAWAY INC.
1440 KIEWIT PLAZA
OMAHA, NEBRASKA 68131
TELEPHONE (402) 346-1400
FAX (402) 346-3375
May 16, 2006
Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Berkshire Hathaway Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 13, 2006
File No. 1-14905
Dear Mr. Riedler:
On April 20, 2006, I wrote to you and indicated that Berkshire Hathaway Inc. would not be able to respond to your 10-K comment letter dated April 19, 2006 until May 17, 2006. Unfortunately, we have not completed our responses at this time and will not have them completed on May 17, 2006. In addition to the reasons stated in my letter of April 20, 2006, a considerable amount of time was spent during the latter part of April and the first several days of May in finalizing an agreement to acquire 80% of the Iscar Metalworking Companies (“IMC”) in a transaction that values the IMC at $5 billion. It is now our intention to provide our responses to you no later than May 24, 2006.
I apologize for this additional delay and I assure you that there will be no further delays. If you would like to discuss this matter or have any questions, please do not hesitate to contact me.
Very truly yours,
BERKSHIRE HATHAWAY INC.
(s) Marc D. Hamburg
By Marc D. Hamburg
Vice President – Chief Financial Officer
MDH/es
cc: Joseph Roesler